

January 22, 2013

<u>Via E-mail</u>
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

      Re: **China Yida Holding, Co.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 29, 2012
              File No. 001-34567

Dear Mr. Chen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director

cc: <u>Via E-mail</u>
        Eric M. Stein, Esq.
        Yarona Liang, Esq.